Mail Stop 3561

February 22, 2008

Dennis M. Hanson
Chief Financial Officer
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453

Re: **Steinway Musical Instruments, Inc.**
        File No. 001-11911
        Form 10-K: For the Fiscal Year Ended December 31, 2006
        Form 8-K Furnished November 8, 2007

Dear Mr. Hanson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief